MANAGEMENT'S DISCUSSION AND ANALYSIS
CN | 2026 Quarterly Review – First Quarter 29

MANAGEMENT'S DISCUSSION AND ANALYSIS
Forward-looking statements

Certain statements included in this Management's Discussion and Analysis (MD&A) are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," "goals," or other similar words.

Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining the forward-looking statements. See also the section of this MD&A entitled 2026 Business outlook and assumptions.

Forward-looking statements	Key assumptions
Statements relating to revenue growth opportunities, including those referring to general economic and business conditions
•North American and global economic growth in the short and long term
•Long-term growth opportunities being less affected by current economic conditions
•No material disruption of CN’s operations or of the economy’s supply chains as a result of pandemics or geopolitical conflicts and tensions
•No further deterioration in the North American economy as a result of tariffs, trade barriers and trade actions taken by various governments and agencies globally

Statements relating to the Company's ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments, and capital spending	•Adequate credit ratios •Investment-grade credit ratings •Access to capital markets •Adequate cash generated from operations and other sources of financing
Statements relating to pension contributions
•Adequate cash generated from operations and other sources of financing
•Adequate long-term return on investment on pension plan assets
•Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts or tensions; trade restrictions, trade barriers, or the imposition of tariffs or other changes to international trade arrangements; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators and other regulatory claims or proceedings; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S., including its Annual Information Form and Form 40-F. See the section entitled Business risks of this MD&A and the Company's 2025 Annual MD&A for a description of major risk factors relating to CN.

CN has sustainability-related commitments and climate goals, and continues to assess the impact on its operations of related initiatives, plans and proposals that CN and other stakeholders (including government, regulatory and other bodies) are pursuing in relation to climate change and carbon emissions. The achievement of CN’s climate goals is subject to several risks and uncertainties, including those disclosed in the section entitled Business risks: Reputation of the Company's 2025 Annual MD&A. The achievement of these goals is also subject to circumstances outside of the Company’s control, including the availability and cost competitiveness of renewable fuels and the development and availability of new technologies, such as alternative propulsion locomotive technologies, and the cooperation of third parties such as suppliers, customers, supply chain partners and regulators. There can be no certainty that the Company will achieve any or all of these goals within the stated timeframe, or that achieving any of these goals will meet all of the expectations of its stakeholders or applicable legal
30 CN | 2026 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
requirements. If the Company is unable to achieve its climate goals or satisfy the expectations of its stakeholders, its brand and reputation could be materially and adversely affected.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not incorporated by reference into this MD&A.

Introduction

This MD&A dated April 28, 2026, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company," and should be read in conjunction with the Company's March 31, 2026 Interim Consolidated Financial Statements and Notes thereto. It should also be read in conjunction with the Company's 2025 Annual Consolidated Financial Statements, and the 2025 Annual MD&A. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.

CN's common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company's 2025 Annual Information Form and Form 40-F, may be found online on SEDAR+ at www.sedarplus.ca, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section. Printed copies of such documents may be obtained by contacting CN's Corporate Secretary's Office.

Quarterly highlights

First quarter of 2026 compared to first quarter of 2025
Financial results
•Revenues of $4,379 million, a decrease of $24 million, or 1%.
•Operating income of $1,549 million, a decrease of $61 million, or 4% and adjusted operating income of $1,566 million, a decrease of $44 million, or 3%. (1)(2)
•Operating ratio, defined as operating expenses as a percentage of revenues, of 64.6%, an increase of 1.2-points and adjusted operating ratio of 64.2%, an increase of 0.8-points. (1)(2)
•Net income of $1,146 million, a decrease of $15 million, or 1% and adjusted net income of $1,102 million, a decrease of $59 million, or 5%. (1)(2)
•Diluted earnings per share (EPS) of $1.87, an increase of 1% and adjusted diluted EPS of $1.80, a decrease of 3%. (1)(2)
•Net cash provided by operating activities of $1,265 million, an increase of $101 million, or 9%, and net cash used in investing activities of $365 million, a decrease of $173 million, or 32%.
•Free cash flow of $900 million, an increase of $274 million, or 44%. (1)(3)

CN | 2026 Quarterly Review – First Quarter 31

MANAGEMENT'S DISCUSSION AND ANALYSIS
Operating performance (4)
•Through dwell decreased by 4% to 7.5 (entire railroad, hours).
•Car velocity increased by 6% to 201 (car miles per day).
•Through network train speed increased by 6% to 18.7 (mph).
•Record first quarter fuel efficiency of 0.892 (US gallons of locomotive fuel consumed per 1,000 gross ton miles (GTMs)), was 3% more efficient.
•Train length increased by 2% to 7,873 (feet).
•Revenue ton miles (RTMs) increased 3% to 61,834 (millions).
•Injury frequency rate increased from 1.11 to 1.24 (per 200,000 person hours). (5)
•Accident rate increased from 2.04 to 2.27 (per million train miles). (5)

(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(2)See the section of this MD&A entitled Non-GAAP measures for an explanation and reconciliation of these non-GAAP measures.
(3)See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation and reconciliation of this non-GAAP measure.
(4)Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.
(5)Based on Federal Railroad Administration (FRA) reporting criteria.

Labor and Workforce negotiations
As at March 31, 2026, CN employed a total of 17,035 employees in Canada, of which 12,399, or 73%, were unionized employees, and 6,506 employees in the U.S., of which 5,443, or 84%, were unionized employees.

2026 Business outlook and assumptions

CN continues to assume RTM growth will be flattish. The 2025/2026 grain crops in Canada and the U.S. were above their respective five-year averages. The Company continues to assume that the 2026/2027 grain crops in Canada and the U.S. will be in line with their respective five-year averages. The Company notes there is a heightened demand risk as a result of volatile macroeconomic conditions, geopolitical conflicts and global trade tensions.

In 2026, the Company continues to expect to invest approximately $2.8 billion in its capital program, net of amounts reimbursed by customers, to improve the safety, efficiency and integrity of its network. These investments are intended to also enable and support the growth of the Company and will be financed with cash generated from operations or with cash from financing activities.

The forward-looking statements discussed in this 2026 Business outlook and assumptions section are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such statements.

32 CN | 2026 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Financial highlights

	Three months ended March 31
In millions, except percentages and per share data	2026	2025		% Change Fav (Unfav)
Financial performance and liquidity
Revenues	$4,379	$4,403		(1%)
Operating income	$1,549	$1,610		(4%)
Adjusted operating income (1)(2)	$1,566	$1,610		(3%)
Net income	$1,146	$1,161		(1%)
Adjusted net income (1)(2)	$1,102	$1,161		(5%)
Basic earnings per share	$1.87	$1.85		1%
Diluted earnings per share	$1.87	$1.85		1%
Adjusted diluted earnings per share (1)(2)	$1.80	$1.85		(3%)
Dividends declared per share	$0.9150	$0.8875		3%
Operating ratio (3)	64.6%	63.4%	(1.2)	pts
Adjusted operating ratio (1)(2)	64.2%	63.4%	(0.8)	pts
Net cash provided by operating activities	$1,265	$1,164		9%
Net cash used in investing activities	$365	$538		32%
Free cash flow (1)(4)	$900	$626		44%
In millions, except percentages	As at March 31, 2026	As at December 31, 2025		% Change Fav (Unfav)
Financial position
Total assets	$59,463	$58,555		2%
Total long-term liabilities (5)	$33,452	$33,291		—%
(1)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(2)See the section of this MD&A entitled Non-GAAP measures – Adjusted performance measures for an explanation of these non-GAAP measures.
(3)Operating ratio is defined as operating expenses as a percentage of revenues.
(4)See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.
(5)Total long-term liabilities is the difference between Total liabilities and Total current liabilities.

Results of operations

First quarter of 2026 compared to corresponding period in 2025
Revenues for the first quarter of 2026 were $4,379 million compared to $4,403 million for the same period in 2025, a decrease of $24 million, or 1%. The decrease was mainly due to lower freight revenue per RTM; partly offset by higher volumes:
•Volumes: increased mainly due to higher Canadian and U.S. grain exports, potash exports and stronger domestic and export volumes of natural gas liquids; partly offset by lower shipments of frac sand.
•Freight revenue per RTM: decreased mainly due to the negative translation impact of a stronger Canadian dollar and the current period impact resulting from the April 1, 2025 elimination of the Canadian federal carbon tax program; partly offset by freight rate increases and higher applicable fuel surcharge rates.

Operating expenses for the first quarter of 2026 were $2,830 million compared to $2,793 million for the same period in 2025. The increase of $37 million, or 1%, was mainly due to higher purchased services and material expense, higher incident costs and general wage increases; partly offset by the positive translation impact of a stronger Canadian dollar and lower average headcount.

Operating income for the first quarter of 2026 decreased by $61 million or 4%, to $1,549 million when compared to the same period in 2025. The operating ratio, defined as operating expenses as a percentage of revenues, was 64.6% in the first quarter of 2026 compared to 63.4% in the first quarter of 2025, a 1.2-point increase.

CN | 2026 Quarterly Review – First Quarter 33

MANAGEMENT'S DISCUSSION AND ANALYSIS
Net income for the first quarter of 2026 was $1,146 million, a decrease of $15 million, or 1%, and diluted earnings per share increased by 1% to $1.87, when compared to the same period in 2025.

Key operating metrics

	Three months ended March 31
	2026	2025	% Change Fav (Unfav)
Gross ton miles (GTMs) (millions) (1)	118,389	114,843	3%
Train weight (tons) (2)	9,296	9,078	2%
Train length (feet) (3)	7,873	7,708	2%
Through network train speed (miles per hour) (4)	18.7	17.7	6%
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs) (5)	0.892	0.917	3%
Through dwell (entire railroad, hours) (6)	7.5	7.8	4%
Car velocity (car miles per day) (7)	201	189	6%
(1)GTMs: The workload performed by system trains in hauling freight or equipment. GTMs are calculated by multiplying the trailing weight by the distance the train moved. A larger number is an indicator of more traffic (and thus more revenue) being moved.
(2)Train weight: An efficiency measurement on how much tonnage each mainline train handles on average as it crosses the network. Calculated as the total of GTMs and divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic.
(3)Train length: An efficiency measurement on average trailing length of each mainline train on the network. Calculated as the total of car foot miles (the sum of car length multiplied by miles travelled for each trailing car) divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic.
(4)Through network train speed: A measure of the line-haul movement from origin to destination, including time at terminals. The average speed is calculated by dividing train miles by total hours operated, excluding yard and local trains, passenger trains, maintenance of way trains, and foreign trains. This measure represents the fluidity of trains on the network, with a higher value also indicating a more fluid network.
(5)Fuel efficiency: This measure represents how efficient the Company is in the generation and utilization of locomotive horsepower in freight train operations, with a lower number indicating improved performance. Fuel efficiency is defined as US gallons of locomotive fuel consumed per 1,000 GTMs.
(6)Through dwell: The average time a car resides within terminal boundaries expressed in hours. The measurement begins with a customer release, received interchange, or train arrival event and ends with a customer placement (actual or constructive), delivered or offered in interchange, or train departure event. This excludes stored, bad ordered, maintenance of way cars, or cars with dwell greater than 10 days. This measure represents the efficiency of handling cars within the terminal, with a lower value indicating higher performance.
(7)Car velocity: The average miles per day traveled by loaded and empty cars (including all active cars whether private, foreign or CN owned) on company lines. This measure represents the fluidity of cars on the network, calculated by the sum of miles each car traveled divided by the sum of all of the cars’ active time, with a higher value indicating a smoother and more fluid operation.

During the first quarter of 2026 operating performance improved across all metrics compared to the same period in 2025. Despite winter weather headwinds, the network absorbed disruptions more effectively, as compared to 2025, with faster recovery and limited drag on operating metrics, reflecting a more fluid and resilient operation than the prior year.

Non-GAAP measures

This MD&A makes reference to non-GAAP measures, including adjusted performance measures, constant currency, free cash flow and adjusted debt-to-adjusted EBITDA multiple that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections of this MD&A entitled Non-GAAP measures: Adjusted performance measures and Constant currency, as well as the section entitled Liquidity and capital resources: Free cash flow and Adjusted debt-to-adjusted EBITDA multiple.

34 CN | 2026 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted performance measures
Adjusted net income, adjusted diluted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance and may include the following adjustments:
i.operating expense adjustments: workforce reduction program, advisory costs related to rail consolidation matters, depreciation expense on the deployment of a replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of changes in tax laws including rate enactments and changes in tax positions affecting prior years.

These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the three months ended March 31, 2026, the Company's adjusted net income was $1,102 million, or $1.80 per diluted share, which excludes:
•the sale of a portion of the Newmarket subdivision located in Washago and Sunbridge, Ontario, Canada, together with rail fixtures, for cash proceeds of $84 million, which resulted in a gain of $66 million, or $57 million after-tax ($0.09 per diluted share) recorded in Other income within the Consolidated Statements of Income; and
•advisory costs related to the analysis and advocacy for the U.S. Surface Transportation Board (STB) enforcement of antitrust laws pertaining to the potential merger between Union Pacific and Norfolk Southern of $17 million, or $13 million after-tax ($0.02 per diluted share) recorded in Purchased services and material within the Consolidated Statements of Income.

For the three months ended March 31, 2025, the Company's net income was $1,161 million, or $1.85 per diluted share. There were no adjustments in the first quarter of 2025.

Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Management believes that adjusted net income provides additional insight to management and investors into the Company's operations and underlying business trends as well as facilitate period-to-period comparisons, as it excludes certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. This measure helps management and investors evaluate the Company's profitability on a per-share basis, facilitating the assessment of period-over-period performance by removing the impact of significant, non-recurring items.

The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the three months ended March 31, 2026 and 2025, to the non-GAAP adjusted performance measures presented herein:

	Three months ended March 31
In millions, except per share data	2026	2025
Net income	$1,146	$1,161
Adjustments:
Operating expense adjustment:
Advisory costs related to rail consolidation matters	17	—
Non-operating expense adjustment:
Gain on disposal of property	(66)	—
Tax adjustments:
Tax effect of adjustments (1)	5	—
Total adjustments	$(44)	$—
Adjusted net income	$1,102	$1,161
Diluted earnings per share	$1.87	$1.85
Impact of adjustments, per share	(0.07)	—
Adjusted diluted earnings per share	$1.80	$1.85
(1)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.

CN | 2026 Quarterly Review – First Quarter 35

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. This measure helps management and investors assess the Company's core operating results by excluding items that may distort the analysis of ongoing business performance. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. This measure provides management and investors with a view of ongoing costs which exclude unusual or non-recurring items, enabling more accurate assessment of cost management and resource allocation across reporting periods. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. For management and investors, the adjusted operating ratio serves as a key performance indicator of cost management and overall operational effectiveness, as it demonstrates how effectively management controls costs relative to total revenue by excluding unusual or non-recurring items.

The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the three months ended March 31, 2026 and 2025, to the non-GAAP adjusted performance measures presented herein:

	Three months ended March 31
In millions, except percentages	2026	2025
Operating income	$1,549	$1,610
Adjustment:
Advisory costs related to rail consolidation matters	17	—
Total adjustment	$17	$—
Adjusted operating income	$1,566	$1,610

Operating expenses	$2,830	$2,793
Total adjustments	(17)	—
Adjusted operating expenses	$2,813	$2,793

Operating ratio	64.6%	63.4%
Impact of adjustments	(0.4)%	—%
Adjusted operating ratio	64.2%	63.4%

36 CN | 2026 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Constant currency
Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The average foreign exchange rates were $1.372 and $1.435 per US$1.00 for the three months ended March 31, 2026 and 2025 respectively. On a constant currency basis, the Company's net income for the three months ended March 31, 2026 would have been higher by $21 million ($0.03 per diluted share).

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three months ended March 31, 2026:

	Three months ended March 31
In millions, except per share data	2026	Constant currency impact	2025	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$928	$24	$915	4%
Metals and minerals	468	16	523	(7%)
Forest products	434	15	494	(9%)
Coal	219	4	246	(9%)
Grain and fertilizers	1,049	22	951	13%
Intermodal	962	11	940	4%
Automotive	207	7	219	(2%)
Total freight revenues	4,267	99	4,288	2%
Other revenues	112	3	115	—%
Total revenues	4,379	102	4,403	2%
Operating expenses
Labor and fringe benefits	914	17	920	(1%)
Purchased services and material	623	8	577	(9%)
Fuel	483	23	518	2%
Depreciation and amortization	484	9	493	—%
Equipment rents	112	4	118	2%
Other	214	5	167	(31%)
Total operating expenses	2,830	66	2,793	(4%)
Operating income	1,549	36	1,610	(2%)
Interest expense	(234)	(8)	(233)	(4%)
Other components of net periodic benefit income	133	—	125	6%
Other income	73	—	25	192%
Income before income taxes	1,521	28	1,527	1%
Income tax expense	(375)	(7)	(366)	(4%)
Net income	$1,146	$21	$1,161	1%
Diluted earnings per share	$1.87	$0.03	$1.85	3%

Adjusted net income (1)	$1,102	$21	$1,161	(3%)
Adjusted diluted earnings per share (1)	$1.80	$0.03	$1.85	(1%)
(1)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Adjusted performance measures for an explanation and reconciliation of these non-GAAP measures. Adjusted net income at constant currency and adjusted diluted EPS at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Adjusted net income at constant currency of $1,123 million is calculated as Adjusted net income of $1,102 million adjusted for the impact of fluctuations in foreign currency exchange rates of $21 million. Adjusted diluted EPS at constant currency of $1.83 is calculated as adjusted diluted EPS of $1.80 adjusted for the impact of fluctuations in foreign currency exchange rates of $0.03 per diluted share.

CN | 2026 Quarterly Review – First Quarter 37

MANAGEMENT'S DISCUSSION AND ANALYSIS
Revenues

	Three months ended March 31
In millions, unless otherwise indicated	2026	2025	% Change	% Change at constant currency (1)
Freight revenues	$4,267	$4,288	—%	2%
Other revenues	112	115	(3%)	—%
Total revenues	$4,379	$4,403	(1%)	2%
Freight revenues
Petroleum and chemicals	$928	$915	1%	4%
Metals and minerals	468	523	(11%)	(7%)
Forest products	434	494	(12%)	(9%)
Coal	219	246	(11%)	(9%)
Grain and fertilizers	1,049	951	10%	13%
Intermodal	962	940	2%	4%
Automotive	207	219	(5%)	(2%)
Total freight revenues	$4,267	$4,288	—%	2%

Revenue ton miles (RTMs) (millions) (2)	61,834	60,049	3%	3%
Freight revenue/RTM (cents) (3)	6.90	7.14	(3%)	(1%)
Carloads (thousands)	1,336	1,313	2%	2%
Freight revenue/carload ($)	3,194	3,266	(2%)	—%
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Non-GAAP measures – Constant currency for an explanation of this non-GAAP measure.
(2)RTMs is a measure of volumes and is calculated by multiplying the weight in tons of the shipment lading being transported by the number of miles that the shipment is transported on company lines. CN uses RTMs as the primary measure of volumes as compared to Carloads, since RTMs also takes into account the length of haul and weight in the movement.
(3)Freight revenue per RTM is an indicator of yield and represents revenue earned for transporting one ton of freight over a distance of one mile.

Revenues for the first quarter of 2026 were $4,379 million compared to $4,403 million for the same period in 2025, a decrease of $24 million, or 1%. The decrease was mainly due to lower freight revenue per RTM; partly offset by higher volumes:
•Volumes: increased mainly due to higher Canadian and U.S. grain exports, potash exports and stronger domestic and export volumes of natural gas liquids; partly offset by lower shipments of frac sand.
•Freight revenue per RTM: decreased mainly due to the negative translation impact of a stronger Canadian dollar and the current period impact resulting from the April 1, 2025 elimination of the Canadian federal carbon tax program; partly offset by freight rate increases and higher applicable fuel surcharge rates.

Fuel and carbon surcharge revenues decreased by $44 million in the first quarter of 2026 compared to the same period in 2025, mainly due to the current period impact resulting from the April 1, 2025 elimination of the Canadian federal carbon tax program; partly offset by higher applicable fuel surcharge rates and higher volumes.

Petroleum and chemicals

	Three months ended March 31
	2026	2025	% Change	% Change at constant currency
Revenues (millions)	$928	$915	1%	4%
RTMs (millions)	12,684	11,836	7%	7%
Revenue/RTM (cents)	7.32	7.73	(5%)	(3%)
Carloads (thousands)	170	163	4%	4%
Revenue/carload ($)	5,459	5,613	(3%)	—%

38 CN | 2026 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Revenues for this commodity group increased by $13 million, or 1%, in the first quarter of 2026, when compared to the same period in 2025, mainly due to higher volumes; partly offset by lower revenue per RTM:
•Volumes: increased mainly due to higher domestic and export volumes of natural gas liquids and higher volumes of refined petroleum products driven by increased demand for gas and diesel.
•Revenue per RTM: decreased mainly due to the negative translation impact of a stronger Canadian dollar, the current period impact resulting from the April 1, 2025 elimination of the Canadian federal carbon tax program and an increase in the average length of haul; partly offset by freight rate increases and higher applicable fuel surcharge rates.

RTMs increased more than carloads in the first quarter of 2026 when compared to the same period in 2025, mainly due to higher long-haul shipments of natural gas liquids.

Metals and minerals

	Three months ended March 31
	2026	2025	% Change	% Change at constant currency
Revenues (millions)	$468	$523	(11%)	(7%)
RTMs (millions)	6,056	6,752	(10%)	(10%)
Revenue/RTM (cents)	7.73	7.75	—%	3%
Carloads (thousands)	214	213	—%	—%
Revenue/carload ($)	2,187	2,455	(11%)	(8%)

Revenues for this commodity group decreased by $55 million, or 11%, in the first quarter of 2026, when compared to the same period in 2025, mainly due to lower volumes while revenue per RTM remained flat:
•Volumes: decreased mainly due to lower frac sand driven by lower levels of drilling in western Canada.
•Revenue per RTM: remained flat mainly due to a significant decrease in the average length of haul, freight rate increases and higher fuel surcharge rates; offset by the negative translation impact of a stronger Canadian dollar and the current period impact resulting from the April 1, 2025 elimination of the Canadian federal carbon tax program.

RTMs decreased while carloads remained flat in the first quarter of 2026 when compared to the same period in 2025, mainly due to reduced long-haul shipments of frac sand; partly offset by short-haul shipments of iron ore.

Forest products

	Three months ended March 31
	2026	2025	% Change	% Change at constant currency
Revenues (millions)	$434	$494	(12%)	(9%)
RTMs (millions)	4,912	5,387	(9%)	(9%)
Revenue/RTM (cents)	8.84	9.17	(4%)	—%
Carloads (thousands)	67	73	(8%)	(8%)
Revenue/carload ($)	6,478	6,767	(4%)	(1%)

Revenues for this commodity group decreased by $60 million, or 12%, in the first quarter of 2026 when compared to the same period in 2025, mainly due to lower volumes and lower revenue per RTM:
•Volumes: decreased mainly due to lower shipments of lumber from ongoing unfavorable market conditions, including the impact of higher U.S. anti-dumping and countervailing duties affecting Canadian lumber shipments to the U.S.
•Revenue per RTM: decreased mainly due to the negative translation impact of a stronger Canadian dollar and the current period impact resulting from the April 1, 2025 elimination of the Canadian federal carbon tax program; partly offset by freight rate increases and higher applicable fuel surcharge rates.
CN | 2026 Quarterly Review – First Quarter 39

MANAGEMENT'S DISCUSSION AND ANALYSIS
Coal

	Three months ended March 31
	2026	2025	% Change	% Change at constant currency
Revenues (millions)	$219	$246	(11%)	(9%)
RTMs (millions)	4,827	5,446	(11%)	(11%)
Revenue/RTM (cents)	4.54	4.52	—%	2%
Carloads (thousands)	108	118	(8%)	(8%)
Revenue/carload ($)	2,028	2,085	(3%)	(1%)

Revenues for this commodity group decreased by $27 million, or 11%, in the first quarter of 2026, when compared to the same period in 2025, mainly due to lower volumes while revenue per RTM remained flat:
•Volumes: decreased mainly due to lower exports of Canadian thermal and metallurgical coal and U.S. thermal coal.
•Revenue per RTM: remained flat mainly due to freight rate increases, higher applicable fuel surcharge rates and a decrease in the average length of haul; offset by the current period impact resulting from the April 1, 2025 elimination of the Canadian federal carbon tax program and the negative translation impact of a stronger Canadian dollar.

RTMs decreased more than carloads in the first quarter of 2026 when compared to the same period in 2025, mainly due to reduced long-haul shipments of U.S. thermal coal.

Grain and fertilizers

	Three months ended March 31
	2026	2025	% Change	% Change at constant currency
Revenues (millions)	$1,049	$951	10%	13%
RTMs (millions)	19,525	17,250	13%	13%
Revenue/RTM (cents)	5.37	5.51	(3%)	—%
Carloads (thousands)	195	178	10%	10%
Revenue/carload ($)	5,379	5,343	1%	3%

Revenues for this commodity group increased by $98 million, or 10%, in the first quarter of 2026, when compared to the same period in 2025, mainly due to higher volumes; partly offset by lower revenue per RTM:
•Volumes: increased mainly due to higher exports of Canadian and U.S. grain as well as increased potash exports driven by a temporary east coast terminal outage in the first quarter of 2025.
•Revenue per RTM: decreased mainly due to the negative translation impact of a stronger Canadian dollar, the current period impact resulting from the April 1, 2025 elimination of the Canadian federal carbon tax program and an increase in the average length of haul; partly offset by freight rate increases and higher applicable fuel surcharge rates.

RTMs increased more than carloads in the first quarter of 2026 when compared to the same period in 2025, mainly due to higher long-haul shipments of potash.

40 CN | 2026 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Intermodal

	Three months ended March 31
	2026	2025	% Change	% Change at constant currency
Revenues (millions)	$962	$940	2%	4%
RTMs (millions)	13,063	12,586	4%	4%
Revenue/RTM (cents)	7.36	7.47	(1%)	—%
Carloads (thousands)	534	517	3%	3%
Revenue/carload ($)	1,801	1,818	(1%)	—%

Revenues for this commodity group increased by $22 million, or 2%, in the first quarter of 2026, when compared to the same period in 2025, mainly due to higher volumes; partly offset by lower revenue per RTM:
•Volumes: increased mainly due to higher shipments in the domestic segment and higher international shipments through the Port of Prince Rupert; partly offset by reduced shipments through the Port of Halifax.
•Revenue per RTM: decreased mainly due to the current period impact resulting from the April 1, 2025 elimination of the Canadian federal carbon tax program and the negative translation impact of a stronger Canadian dollar; partly offset by freight rate increases and higher applicable fuel surcharge rates.

Automotive

	Three months ended March 31
	2026	2025	% Change	% Change at constant currency
Revenues (millions)	$207	$219	(5%)	(2%)
RTMs (millions)	767	792	(3%)	(3%)
Revenue/RTM (cents)	26.99	27.65	(2%)	1%
Carloads (thousands)	48	51	(6%)	(6%)
Revenue/carload ($)	4,313	4,294	—%	4%
Revenues for this commodity group decreased by $12 million, or 5%, in the first quarter of 2026, when compared to the same period in 2025, mainly due to lower volumes and lower revenue per RTM:
•Volumes: decreased mainly due to lower transborder shipments of finished vehicles between the U.S. and Canada and lower shipments within Canada; partly offset by higher imports and increased Mexico to Canada shipments of finished vehicles.
•Revenue per RTM: decreased mainly due to a significant increase in the average length of haul, the negative translation impact of a stronger Canadian dollar and the current period impact resulting from the April 1, 2025 elimination of the Canadian federal carbon tax program; partly offset by freight rate increases and higher applicable fuel surcharge rates.

Other revenues

	Three months ended March 31
	2026	2025	% Change	% Change at constant currency
Revenues (millions)	$112	$115	(3%)	—%

Other revenues decreased by $3 million, or 3%, in the first quarter of 2026, when compared to the same period in 2025, mainly due to the negative impact of a stronger Canadian dollar.

CN | 2026 Quarterly Review – First Quarter 41

MANAGEMENT'S DISCUSSION AND ANALYSIS
Operating expenses

Operating expenses for the first quarter of 2026 were $2,830 million compared to $2,793 million for the same period in 2025. The increase of $37 million, or 1%, was mainly due to higher purchased services and material expense, higher incident costs and general wage increases; partly offset by the positive translation impact of a stronger Canadian dollar and lower average headcount.

	Three months ended March 31
In millions, unless otherwise indicated	2026	2025	% Change	% Change at constant currency (1)
Labor and fringe benefits	$914	$920	1%	(1%)
Purchased services and material	623	577	(8%)	(9%)
Fuel	483	518	7%	2%
Depreciation and amortization	484	493	2%	—%
Equipment rents	112	118	5%	2%
Other	214	167	(28%)	(31%)
Total operating expenses	$2,830	$2,793	(1%)	(4%)
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Non-GAAP measures – Constant currency for an explanation of this non-GAAP measure.

Labor and fringe benefits
Labor and fringe benefits expense decreased by $6 million, or 1%, in the first quarter of 2026 when compared to the same period in 2025. The decrease was mainly due to lower average headcount and the positive translation impact of a stronger Canadian dollar; partly offset by general wage increases.

Purchased services and material
Purchased services and material expense increased by $46 million, or 8%, in the first quarter of 2026 when compared to the same period in 2025. The increase was mainly due to higher snow clearing costs driven by harsher winter operating conditions, advisory costs of $17 million related to rail consolidation matters and higher material, trucking and transload costs; partly offset by the positive translation impact of a stronger Canadian dollar.

Fuel
Fuel expense decreased by $35 million, or 7%, in the first quarter of 2026 when compared to the same period in 2025. The decrease was mainly due to the current period impact resulting from the April 1, 2025 elimination of the Canadian federal carbon tax program and the positive translation impact of a stronger Canadian dollar; partly offset by higher fuel prices and higher volumes.

Depreciation and amortization
Depreciation and amortization expense decreased by $9 million, or 2%, in the first quarter of 2026 when compared to the same period in 2025, mainly due to the positive translation impact of a stronger Canadian dollar.

Equipment rents
Equipment rents expense decreased by $6 million, or 5%, in the first quarter of 2026 when compared to the same period in 2025, mainly due to the positive translation impact of a stronger Canadian dollar.

Other
Other expense increased by $47 million, or 28%, in the first quarter of 2026 when compared to the same period in 2025. The increase was mainly due to higher incident costs and higher software and support costs; partly offset by the positive translation impact of a stronger Canadian dollar.

42 CN | 2026 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Other income and expense

Interest expense
Interest expense was $234 million for the three months ended March 31, 2026, compared to $233 million for the same period in 2025. The increase of $1 million was mainly due to the higher average level of debt and partly offset by the positive translation impact of a stronger Canadian dollar.

Other components of net periodic benefit income
Other components of net periodic benefit income was $133 million for the three months ended March 31, 2026 compared to $125 million for the same period in 2025. The increase was mainly due to lower interest cost which primarily resulted from changes to discount rates determined at December 31, 2025.

Other income
Other income was $73 million for the three months ended March 31, 2026 compared to $25 million for the same period in 2025. The increase in the first quarter was mainly due to the sale of a portion of the Newmarket subdivision, which resulted in a gain of $66 million, partially offset by the prior period fair value remeasurement of CN’s investment in Iowa Northern Railway Company (IANR) as a result of CN acquiring control on March 1, 2025.

Income tax expense
Income tax expense was $375 million for the three months ended March 31, 2026 compared to $366 million for the same period in 2025. The effective tax rate for the three months ended March 31, 2026 was 24.7% compared to 24.0% for the same period in 2025 and the adjusted effective tax rate for the three months ended March 31, 2026 was 25.1% (1).

(1)   Adjusted effective tax rate is a non-GAAP measure, defined as Income tax expense, net of tax adjustments as presented in Adjusted performance measures as a percentage of Income before taxes, net of pre-tax adjustments as presented in Adjusted performance measures. This measure does not have any standard meaning prescribed by GAAP and therefore, may not be comparable to a similar measure presented by other companies.

Summary of quarterly financial data

	2026	2025				2024
	Quarter	Quarters				Quarters
In millions, except per share data	First	Fourth	Third	Second	First	Fourth	Third	Second
Revenues	$4,379	$4,464	$4,165	$4,272	$4,403	$4,358	$4,110	$4,329
Operating income (1)	$1,549	$1,733	$1,606	$1,638	$1,610	$1,628	$1,515	$1,558
Net income (1)	$1,146	$1,248	$1,139	$1,172	$1,161	$1,146	$1,085	$1,114
Basic earnings per share	$1.87	$2.03	$1.83	$1.87	$1.85	$1.82	$1.72	$1.75
Diluted earnings per share (1)	$1.87	$2.03	$1.83	$1.87	$1.85	$1.82	$1.72	$1.75
Dividends per share	$0.9150	$0.8875	$0.8875	$0.8875	$0.8875	$0.8450	$0.8450	$0.8450
(1)Certain quarters include items that management believes do not necessarily arise as part of CN's normal day-to-day operations and can distort the analysis of trends in business performance. See the section of this MD&A entitled Non-GAAP measures as well as the Company's 2025 Annual MD&A for additional information on these items.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation and competitive forces in the transportation marketplace (see the section entitled Business risks of the Company's 2025 Annual MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices and the Company's productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company's US dollar-denominated revenues and expenses and resulted in fluctuations in Net income in the rolling eight quarters presented above.

CN | 2026 Quarterly Review – First Quarter 43

MANAGEMENT'S DISCUSSION AND ANALYSIS
Liquidity and capital resources

An analysis of the Company's liquidity and capital resources is provided in the section entitled Liquidity and capital resources of the Company's 2025 Annual MD&A. There were no significant changes during the first quarter of 2026, except as noted below.

As at March 31, 2026 and December 31, 2025, the Company had Cash and cash equivalents of $573 million and $350 million, respectively; Restricted cash and cash equivalents of $13 million and $13 million, respectively; and a working capital deficit of $1,512 million and $1,225 million, respectively.(1) There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein. The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations.

(1)The Company defines working capital as current assets of $3,048 million (December 31, 2025 - $2,471 million) less current liabilities of $4,560 million (December 31, 2025 - $3,696 million).

Available financing sources
For details on the Company's available financing sources, see section entitled Liquidity and capital resources to the Company's 2025 Annual MD&A as well as Note 8 – Financing activities to the Company's March 31, 2026 Interim Consolidated Financial Statements.

Revolving credit facilities
On March 31, 2026, the Company increased its existing unsecured revolving credit agreement from $2.5 billion to $3.0 billion. The Company's revolving credit facility agreement was also amended to extend the respective tenors by one additional year each and to remove its sustainability linked loan structure whereby its applicable margins were adjusted up or down based on the Company's performance under certain sustainability goals. The amended unsecured credit facility of $3.0 billion consists of tranches of $1.75 billion and $1.25 billion that are now maturing on March 31, 2029 and March 31, 2031, respectively. The unsecured revolving credit facility of $1.0 billion that was maturing on March 17, 2027 has been terminated as of March 31, 2026. The $3.0 billion revolving credit facility provides borrowings at various benchmark interest rates, such as the Secured Overnight Financing Rate (SOFR) and the Canadian Overnight Repo Rate Average (CORRA), plus applicable margins, based on CN's credit ratings.

As at March 31, 2026 and December 31, 2025, the Company had no outstanding borrowings under its revolving credit facility.

Equipment loans
Borrowings under the non-revolving term loan facilities are provided at SOFR or CORRA plus applicable margins.

During the first three months of 2026 and 2025, the Company repaid $22 million and $23 million, respectively, of its equipment loans. As at March 31, 2026 and December 31, 2025, the Company had outstanding borrowings of $1,316 million and $1,329 million, respectively and had no further amounts available to be drawn under these facilities.

Commercial paper
As at March 31, 2026 and December 31, 2025, the Company had total commercial paper borrowings of US$1,189 million ($1,654 million) and US$90 million ($124 million) respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Accounts receivable securitization program
As at March 31, 2026 and December 31, 2025, the Company had no outstanding borrowings under the accounts receivable securitization program.

Bilateral letter of credit facilities
On March 31, 2026, the Company extended the maturity date of its committed bilateral letter of credit facility agreements to April 28, 2029.

As at March 31, 2026, the Company had outstanding letters of credit of $323 million ($321 million as at December 31, 2025) under the committed facilities and $153 million ($153 million as at December 31, 2025) under the uncommitted facilities.

44 CN | 2026 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Credit ratings
The following table provides the Company's long-term debt and commercial paper credit ratings as of the date of this MD&A.

	Outlook	Long-term debt rating (1)	Commercial paper rating (1)
DBRS Morningstar	Stable	A	R-1 (low)
Moody's Investors Service	Stable	A2	P-1
S&P Global Ratings	Stable	A-	A-2
(1)These credit ratings are not recommendations to purchase, hold, or sell the securities referred to above. Ratings may be revised or withdrawn at any time by the credit rating agencies. Each credit rating should be evaluated independently of any other credit rating.

Cash flows

	Three months ended March 31
In millions	2026	2025	Variance
Net cash provided by operating activities	$1,265	$1,164	$101
Net cash used in investing activities	(365)	(538)	173
Net cash used in financing activities	(678)	(783)	105
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash, and restricted cash equivalents	1	—	1
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	223	(157)	380
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	363	401	(38)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$586	$244	$342

Free cash flow
Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and combinations (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the three months ended March 31, 2026 and 2025, to the non-GAAP free cash flow presented herein:

	Three months ended March 31
In millions	2026	2025
Net cash provided by operating activities	$1,265	$1,164
Net cash used in investing activities	(365)	(538)
Free cash flow	$900	$626

Operating activities
Net cash provided by operating activities increased by $101 million in the first quarter of 2026 when compared to the same period in 2025, mainly due to changes in working capital items, partly offset by lower operating income.

Pension contributions
The Company's contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations.

Additional information relating to the pension plans is provided in Note 17 – Pensions and other postretirement benefits to the Company's 2025 Annual Consolidated Financial Statements and the section entitled Liquidity and capital resources of the Company's 2025 Annual MD&A.

CN | 2026 Quarterly Review – First Quarter 45

MANAGEMENT'S DISCUSSION AND ANALYSIS
Pension contributions for all plans for the three months ended March 31, 2026 and 2025 were $9 million and $20 million, respectively. Based on the anticipated results of actuarial valuations for funding purposes of certain Canadian registered defined benefit pension plans as at December 31, 2025 that may be filed in 2026 at the Company's discretion, the CN Pension Plan is expected to remain fully funded and at a level such that the Company would continue to be prohibited from making contributions to the defined benefit component of the CN Pension Plan in 2026. As such, total cash contributions of approximately $60 million are expected to be made in 2026 for all pension plans other than the defined benefit component of the CN Pension Plan.

Adverse changes to the assumptions used to calculate the Company's funding status, particularly the discount rate, as well as changes to existing federal pension legislation or regulator guidance could significantly impact the Company's future pension contributions.

Income tax payments
Net income tax payments for the three months ended March 31, 2026 and 2025 were $273 million and $212 million, respectively. The increase was mainly due to higher required installment payments in Canada. For 2026, the Company's net income tax payments are now expected to be approximately $1.4 billion.

Investing activities
Net cash used in investing activities decreased by $173 million in the first quarter of 2026 when compared to the same period in 2025, mainly due to disposal of property and lower property additions.

Property additions

	Three months ended March 31
In millions	2026	2025
Track and roadway	$257	$282
Rolling stock	41	77
Buildings	13	16
Information technology	55	76
Other	73	68
Property additions	$439	$519

2026 Capital expenditure program
In 2026, the Company will continue to invest in its capital program to improve the safety, efficiency and integrity of its network. These investments will enable and support the growth of the Company and will be financed with cash generated from operations or with cash from financing activities as required.

Financing activities
Net cash used in financing activities decreased by $105 million in the first quarter of 2026 when compared to the same period in 2025, mainly due to lower net repayments of debt including commercial paper; partly offset by higher repurchases of common shares.

Debt financing activities
Debt financing activities in the first quarter of 2026 included the following:
•On March 1, 2026, repayment of US$500 million ($682 million) 2.75% Notes due 2026 upon maturity; and
•Net issuance of commercial paper of $1,486 million.

Debt financing activities in the first quarter of 2025 included the following:
•Net repayment of commercial paper of $105 million.

Additional information relating to the Company's outstanding debt securities is provided in Note 15 – Debt to the Company's 2025 Annual Consolidated Financial Statements.

Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to

46 CN | 2026 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
24.0 million common shares between February 4, 2026 and February 3, 2027. As at March 31, 2026, the Company had repurchased 4.3 million common shares for $621 million under its current NCIB.

As at March 31, 2026, the Company had accrued a liability of $16 million for the two percent tax on net share repurchases made in the first three months of 2026 ($39 million as at December 31, 2025), which was accounted for as a direct cost of common share repurchases and recorded in Shareholders’ equity. The accrued tax obligation for the 2025 net share repurchases was paid in the first quarter of 2026.

The Company repurchased 16.0 million common shares under its previous NCIB, including 1.7 million common shares in the first quarter of 2026, which allowed for the repurchase of up to 20.0 million common shares between February 4, 2025 and February 3, 2026.

	Three months ended March 31
In millions, except per share data	2026	2025
Number of common shares repurchased	6.0	0.6
Weighted-average price per share (1)	$144.09	$150.15
Amount of repurchase (1)(2)	$869	$101
(1)Includes brokerage fees and tax on share repurchases.
(2)Includes settlements in subsequent periods.

Dividends paid
The Company paid quarterly dividends of $0.9150 per share amounting to $558 million in the first quarter of 2026 compared to $557 million, at the quarterly rate of $0.8875 per share for the same period in 2025.

Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company's contractual obligations for the following items as at March 31, 2026:

							2031 & thereafter
In millions	Total	2026	2027	2028	2029	2030
Debt obligations (1)	$22,194	$1,724	$78	$1,089	$1,129	$1,130	$17,044
Interest on debt obligations	13,614	666	916	912	831	786	9,503
Finance lease obligations	5	4	1	—	—	—	—
Operating lease obligations (2)	674	101	106	69	37	26	335
Purchase obligations (3)	2,602	2,021	298	160	96	25	2
Other long-term liabilities (4)	1,000	64	57	77	50	45	707
Total contractual obligations	$40,089	$4,580	$1,456	$2,307	$2,143	$2,012	$27,591
(1)Presented net of unamortized discounts and debt issuance costs and excludes finance lease obligations.
(2)Includes $249 million of imputed interest.
(3)Includes fixed and variable commitments for engineering services, information technology services and licenses, rail, locomotives, railroad cars, wheels, rail ties, as well as other equipment and services. Costs of variable commitments were estimated using forecasted prices and volumes.
(4)Mainly includes expected payments for workers' compensation, pension benefit payments for the Company's non-registered supplemental pension plan, postretirement benefits other than pensions, net unrecognized tax benefits and environmental liabilities.

Adjusted debt-to-adjusted EBITDA multiple
Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

CN | 2026 Quarterly Review – First Quarter 47

MANAGEMENT'S DISCUSSION AND ANALYSIS
The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the twelve months ended March 31, 2026 and 2025, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended March 31,	2026	2025
Debt (1)		$22,199	$20,792
Adjustments:
Operating lease liabilities, including current portion (2)		425	466
Pension plans in deficiency (3)		340	348
Adjusted debt		$22,964	$21,606
Net income		$4,705	$4,506
Interest expense		914	914
Income tax expense		1,553	1,422
Depreciation and amortization		1,929	1,923
Operating lease cost (4)		158	155
Other components of net periodic benefit income		(510)	(466)
Other income		(136)	(65)
Adjustments:
Workforce reduction program (5)		34	—
Advisory costs related to rail consolidation matters (6)		32	—
Loss on assets held for sale (7)		—	78
Adjusted EBITDA		$8,679	$8,467
Adjusted debt-to-adjusted EBITDA multiple (times)		2.65	2.55
(1)Represents the aggregate of Current portion of long-term debt and Long-term debt as disclosed on the Consolidated Balance Sheets.
(2)Represents the present value of operating lease payments.
(3)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(4)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(5)Relates to employee termination benefits and severance costs related to a workforce reduction program, recorded in the fourth quarter of 2025 in Labor and fringe benefits within the Consolidated Statements of Income.
(6)Represents advisory costs related to the analysis and advocacy for STB enforcement of antitrust laws pertaining to the potential merger between Union Pacific and Norfolk Southern recorded in Purchased services and material within the Consolidated Statements of Income.
(7)Relates to a loss on assets held for sale of $78 million recorded in the second quarter of 2024, resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada.

Off balance sheet arrangements

Guarantees and indemnifications
In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at March 31, 2026, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 11 – Major commitments and contingencies to the Company's March 31, 2026 Interim Consolidated Financial Statements.

Outstanding share data

As at April 28, 2026, the Company had 606.6 million common shares and 3.0 million stock options outstanding.

48 CN | 2026 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Financial instruments
Risk management
In the normal course of business, the Company is exposed to various risks from its use of financial instruments, such as credit risk, liquidity risk, and market risks which include foreign currency risk, interest rate risk and commodity price risk. A description of these risks and how the Company manages them, is provided in the section entitled Financial instruments of the Company's 2025 Annual MD&A.

Derivative financial instruments
Foreign currency risk
Foreign exchange forward contracts
As at March 31, 2026, the Company had outstanding foreign exchange forward contracts to purchase a notional value of US$1,457 million (US$477 million as at December 31, 2025). These outstanding contracts are at a weighted-average exchange rate of $1.37 per US$1.00 ($1.39 per US$1.00 as at December 31, 2025). The weighted-average term of the contracts is 70 days (110 days as at December 31, 2025). Changes in fair values of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statements of Income as they occur.

For the three months ended March 31, 2026, and 2025 the Company recorded gains of $33 million and $3 million, respectively, related to foreign exchange forward contracts. These gains were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income.

As at March 31, 2026, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $29 million and $nil, respectively ($nil and $10 million as at December 31, 2025).

Cross-currency interest rate swaps

On March 1, 2026, the US$500 million cross-currency interest rate swap (CCIRS) was settled in conjunction with the underlying bond settlement. As at March 31, 2026, the aggregate notional amount of CCIRS outstanding was US$475 million to hedge the US-to-Canadian dollar currency fluctuations on US dollar-denominated notes maturing on July 15, 2028, for an aggregate principal amount of $682 million with a fixed annual interest rate of 5.51%.

These CCIRS were designated as qualifying hedging instruments and were accounted for as cash flow hedges, with their critical terms corresponding to the related US dollar-denominated notes.
The following table provides the fair value gain or (loss) recorded in Accumulated other comprehensive loss and the amounts amortized to Other income related to foreign currency exposure and to Interest expense as reported for the three months ended March 31, 2026 and March 31, 2025.

	Three months ended March 31
In millions	2026	2025
Change in fair value of CCIRS	$9	$1
Other income	$5	$2
Interest expense	$3	$1

The following table provides the cumulative change in fair value of outstanding CCIRS as at March 31, 2026 and December 31, 2025:

In millions	As at March 31, 2026	As at December 31, 2025
Other current assets	$9	$7
Intangible assets, goodwill and other	$—	$(29)
Other liabilities and deferred credits	$(24)	$(30)
Total fair value of CCIRS	$(15)	$(52)

The cash flows related to these CCIRS that pertain to the periodic interest settlements are classified as operating activities and the cash flows that pertain to the principal balance are classified as financing activities.

CN | 2026 Quarterly Review – First Quarter 49

MANAGEMENT'S DISCUSSION AND ANALYSIS
Interest rate risk

Interest rate swaps
As at March 31, 2026, the Company had outstanding interest rate swaps (IRS) with a notional amount of $1.0 billion designated as qualifying hedging instruments and accounted for as fair value hedges on a cumulative $1.0 billion of notes maturing on June 10, 2030 and June 10, 2035. The swaps were designed to hedge the interest rate risk associated with market fluctuations attributable to the Canadian Overnight Repo Rate Average (CORRA). The fair value gain or loss on the swaps as well as any offsetting loss or gain on the hedged notes attributable to the hedged risk are recorded in Interest expense.

The following table provides the cumulative change in fair value of outstanding IRS and the corresponding fair value hedging adjustment in Long-term debt as at March 31, 2026 and December 31, 2025:

In millions	As at March 31, 2026	As at December 31, 2025
Other current assets	$4	$5
Other liabilities and deferred credits	(18)	(16)
Total fair value of IRS	$(14)	$(11)
Hedging adjustment gain (loss)	$15	$11

	Three months ended March 31
In millions	2026	2025
Periodic net interest accruals for IRS recorded in Interest expense	2	N/A

Fair value of financial instruments
As at March 31, 2026, the Company's debt, excluding finance leases, had a carrying amount of $22,194 million ($21,201 million as at December 31, 2025) and a fair value of $20,843 million ($20,246 million as at December 31, 2025). The carrying amount of debt excluding finance leases exceeded the fair value due to market rates being higher than the stated coupon rates.

Additional information relating to financial instruments is provided in Note 12 – Financial instruments to the Company's March 31, 2026 Interim Consolidated Financial Statements.

Recent accounting pronouncements

The following recent Accounting Standards Updates (ASU) issued by the Financial Accounting Standards Board (FASB) have an effective date after December 31, 2025 and have not been adopted by the Company:

ASU 2025-10 — Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities
This ASU introduces comprehensive accounting guidance for government grants received by business entities by expanding Topic 832 beyond disclosure-only requirements to include recognition, measurement, presentation, and disclosure. The main provisions establish that government grants should not be recognized until it is probable that the Company will comply with the conditions attached to the grant and that the grant will be received. The ASU also provides guidance on accounting for grants related to income and grants related to assets, including acceptable presentation approaches, and introduces enhanced disclosure requirements intended to improve transparency and comparability of government grant information.

The amendments in this ASU are effective for annual periods beginning after December 15, 2028, including interim periods within these fiscal years. Early adoption is permitted. The amendments in this ASU may be adopted using a prospective, modified retrospective, or full retrospective transition approach, depending on the nature of the grants and the transition method elected.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and disclosures.

50 CN | 2026 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
ASU 2025-06 – Intangibles - Goodwill and Other Internal-Use Software (Subtopic 350-40)
This ASU modernizes the accounting for internal-use software by removing references to prescriptive and sequential software development stages. The main provisions establish that capitalization begins when management authorizes and commits to funding the software project and it is probable the project will be completed and used as intended. The ASU also introduces enhanced disclosure requirements that align internal-use software disclosures to property, plant and equipment. It also consolidates guidance for website development by integrating it into the framework for internal-use software.

The amendments in this ASU are effective for annual periods beginning after December 15, 2027, including interim periods within these fiscal years. Early adoption is permitted. The amendments in this ASU must be adopted either prospectively, retrospectively or using a modified transition approach based on project status and prior capitalization.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and disclosures.

ASU 2024-03 – Disaggregation of Income Statement Expenses (Subtopic 220-40)
This ASU aims to provide stakeholders a clearer understanding of an entity's expenses and enhance their ability to assess performance, forecast expenses and evaluate the entity's potential for future cash flows. The ASU amends the rules on income statement expense disclosures and requires public business entities to disaggregate and disclose, in tabular format in the notes to financial statements, specified categories of expenses contained within certain income statement expense line items; to integrate certain amounts that were already required to be disclosed under current GAAP with the new disaggregation requirements and to qualitatively disclose descriptions of the amounts remaining that were not separately disaggregated. The ASU also requires public business entities to disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of those selling expenses. This ASU does not change or remove the current disclosure requirements of expense line items on the face of the Consolidated Statements of Income.

The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU should be applied either prospectively to Consolidated Financial Statements issued for reporting periods following the effective date, or retrospectively to any or all prior periods presented in the Consolidated Financial Statements.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements disclosures.

Other recently issued ASUs required to be applied on or after March 31, 2026 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

Critical accounting estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company's policies for income taxes, capital expenditures and depreciation and pensions require management's more significant judgments and estimates in the preparation of the Company's consolidated financial statements and, as such, are considered to be critical. Reference is made to the section entitled Critical accounting estimates of the Company's 2025 Annual MD&A for a detailed description of the Company's critical accounting estimates. There have not been any material changes to these estimates in the first quarter of 2026.

Management discusses the development and selection of the Company's critical accounting policies, including the underlying estimates and assumptions, with the Audit, Finance and Risk Committee of the Company's Board of Directors. The Audit, Finance and Risk Committee has reviewed the Company's related disclosures.

CN | 2026 Quarterly Review – First Quarter 51

MANAGEMENT'S DISCUSSION AND ANALYSIS
Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company's results of operations, financial position, or liquidity. While some exposures may be reduced by the Company's risk management strategies, many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated.

Reference is made to the section entitled Business risks of the Company's 2025 Annual MD&A for a detailed description of such key areas of business risks and uncertainties with respect to: Trade restrictions, Competition, Environmental matters, Personal injury and other claims, Labor negotiations, Economic conditions, Regulation, Pandemic risk, Pension funding volatility, Reliance on technology and related cybersecurity risk, Terrorism and international conflicts, Customer credit risk, Liquidity, Supplier concentration, Availability of qualified personnel, Fuel costs and supply disruptions, Foreign exchange, Interest rates, Transportation network disruptions, Severe weather, Climate change and Reputation, which is incorporated herein by reference. Additional risks and uncertainties not currently known to management, or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company's business.

The following is a material update to the risks described in the Company's 2025 Annual MD&A.

Competition
On July 19, 2025, Union Pacific Corporation (UP) and Norfolk Southern Corporation (NS) (the Applicants) entered into a merger agreement and announced their intention to create a U.S. transcontinental railroad and on December 19, 2025, filed an application with the STB requesting approval to combine the two railroads. On January 16, 2026, the STB rejected the application as incomplete and will allow the Applicants to submit a revised application. On February 17, 2026, the Applicants indicated that they anticipate filing a revised application on April 30, 2026. The Applicants have until June 22, 2026 to submit a revised application. Upon resubmission, the STB will review the completeness of the filing. If the merger is ultimately approved by the STB, this could adversely and materially impact the Company's competitive position.

Controls and procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2026, have concluded that the Company's disclosure controls and procedures were effective.

During the first quarter ended March 31, 2026, there were no changes in the Company's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

52 CN | 2026 Quarterly Review – First Quarter